Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of Eastside Distilling, Inc. of our report dated April 13, 2016 except for Note 15 “Reverse Stock Split”, for which the date is February 1, 2017 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding uncertainty about Eastside Distilling Inc.’s ability to continue as a going concern), relating to the 2015 and 2014 consolidated financial statements of Eastside Distilling, Inc., which report was included in the Annual Report on Form 10-K filed on April 13, 2016. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ BPM LLP

San Francisco, California

February 1, 2017